MEMORANDUM OF RESPONSES
                       RICK'S CABARET INTERNATIONAL, INC.
                               FILE NO. 001-13992

                 FORM 10-KSB/A FOR FISCAL YEAR ENDING 9/30/2005 FORM 10-QSB FOR FISCAL QUARTER ENDING 3/31/2006 FORM 10-QSB FOR FISCAL QUARTER ENDING 6/30/2006
                 -----------------------------------------------


1. We have noted the Staff's comment and intend to make appropriate disclosure in future filings.

2. We have noted the Staff's comment and intend to make appropriate disclosure in future filings.

3. We have noted the Staff's comment and intend to make appropriate disclosure in future filings.

4. We have noted the Staff's comment, confirm our understanding of the guidance you reference, and we will ensure that appropriate classifications of discontinued operations in the balance sheet are presented in future filings.

5. We have noted the Staff's comment and intend to make appropriate disclosure in future filings.

6. We have noted the Staff's comment and we will enhance our disclosure in future filings. The $70,000 due from Taurus Entertainment as of September 30, 2005 and 2004 was collateralized by 3,000,000 shares of Taurus
     Entertainment (now known as "Bluestar Health, Inc."). The Company foreclosed on the collateralized shares in August 2006. The value of the shares currently totals approximately $300,000. As the amount due has been fully colleralized since the note receivable agreement was entered and the Company believes such collateral will fully satisfy such amount due, no allowance has been provided nor is deemed necessary. The Company intends to achieve collectibility either through repurchase of the shares by Bluestar Health, Inc. or by selling the shares in the open market or in a private transaction with an unrelated third party.

7. In response to the Staff's comment, note that the renewal of internet memberships are recorded upon receiving the renewal fee charged each month. The monthly fee is not refundable. We intend to refine such disclosure in future filings.

8. In response to the Staff's comment, the licenses with indefinite useful lives consist of sexually oriented business licenses in New York and North Carolina, which were obtained as part of the acquisitions. Unlike in Houston, where the sexually oriented business licenses have not been renewed due to litigation against the City of Houston, the licenses in New York and North Carolina are valid indefinitely, subject to filing annual renewal applications, which are done at minimal costs to the Company.

     SFAS 142 paragraph 11 states, "If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite."

     As cash flows are expected to continue indefinitely, the licenses have indefinite useful lives.

9. In response to the Staff's comment, the amount to be expensed related to the beneficial conversion feature would be a total of $53,856, which is calculated as the number of convertible shares (220,000) multiplied by the difference between the stock price at the transaction date ($2.76) and the effective conversion price ($2.52), or $0.24 per share. The effective conversion price is calculated by taking the fair value of the debt of $553,344, which is calculated by taking the convertible debt amount ($660,000) less the fair value of the detachable warrants calculated using the Black-Scholes option-pricing model ($106,656), divided by the number of convertible shares (220,000).

     EITF 00-27 paragraph 19 states, "The Task Force reached a consensus that the Issue 98-5 model should be modified for convertible instruments that have a stated redemption date (such as debt and mandatorily redeemable preferred stock) to require a discount resulting from recording a beneficial conversion option to be accreted from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs." The Company's debt contains a stated redemption date.

     Therefore, the amount of expense to be recognized for the year ended September 30, 2005 would be approximately $3,000, which is not deemed material to the financial statements. The amount of expense to be recognized for each quarter during fiscal year 2006 would be approximately $4,500, which is not deemed material to the financial statements. The amount of expense to be recognized in total through the end of fiscal year 2006 amounts to approximately $21,000 and will be recorded by the Company in the fourth quarter 2006 as the impact in the previous periods were not material.

     The Company determined the fair value of the warrants using the Black-Scholes option-pricing model with the following assumptions:

                    Volatility                   138%
                    Expected life            3 years
                    Expected dividend yield        -
                    Risk free rate              4.31%

10. In response to the Staff's comment, we have accounted for this transaction under Topic No. D-98.

     Topic  No.  D-98  states:

          Rule 5-02.28 of Regulation S-X requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity. The SEC staff believes that all of the events that could trigger redemption should be evaluated separately and that the possibility that any triggering event that is not solely within the control of the issuer could occur-without regard to probability-would require the security to be classified outside of permanent equity.

          Rule 5-02.28 of Regulation S-X requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer. Although the rule specifically describes and discusses preferred securities, the SEC staff believes that Rule 5-02.28 of Regulation S-X also provides analogous guidance for other equity instruments including, for


                        Memorandum of Responses -Page 2
          example, common stock and derivative instruments that are classified as equity pursuant to Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock."

     Since the holder's triggering event would be the exercising of the holder's right to have the Company repurchase the shares at $3.75 per share, it is not solely within the control of the issuer. Also, since the SEC staff believes the Rule provides analogous guidance for other equity instruments; this will apply to the issuance of the restricted common stock. Based on this analysis, the Company should recognize the equity instrument outside of permanent equity in accordance with Rule 5-02.28 of Regulation S-X.

     As the equity amounts were classified in the equity section of the balance sheet, the effect of the change would be to move the amounts related to the 180,000 shares of restricted common stock from permanent equity to temporary equity, calculated as 180,000 shares multiplied by the share price of $3.75, or $675,000. The $675,000 balance reclassification amount is approximately 2.7% of total assets. We do not believe the amounts to be material to require reclassification in the previously filed financial statements, but we will properly reclassify such amount in the Company's Form 10-KSB for the year ended September 30, 2006 as temporary equity.

11. In response to the Staff's comment, the monthly payment related to the $235,000 note receivable to be received by the Company is $4,543. We will properly disclose this term in the Company's Form 10-KSB for the year ended September 30, 2006.

12. In response to the Staff's comment, the nature of the restrictions on the shares of common stock are that the shares were to be registered with the SEC for re-sale within thirty days after closing of the acquisition.

     The 180,000 shares were valued at $3.75 per share, which approximated the share price at the date of the announcement of the acquisition. The Company calculated, in accordance with EITF No. 99-12, the average market price within a few days before and after the acquisition announcement to be $3.71 per share, which is a difference of $0.04 per share, or $7,200, and hence such amount is deemed appropriately valued.

13. In response to the Staff's comment, we concur with your comment and intend to properly note such cash flow changes as revised and appropriately add such required footnote disclosure in future filings, including the Company's Form 10-KSB for the year ended September 30, 2006.

14. In response to the Staff's comment, the line item "issuance of warrants" under cash flows from operating activities does relate to the amortization of the note discount and we intend to make appropriate disclosure in future filings.

15. In response to the Staff's comment, we have accounted for the cash flows related to notes receivable in accordance with SFAS 95 paragraph 15 which states, "Investing activities include making and collecting loans and acquiring and disposing of debt or equity instruments and property, plant, and equipment and other productive assets, that is, assets held for or used in the production of goods or services by the enterprise (other than materials that are part of the enterprise's inventory)."


                        Memorandum of Responses -Page 3

     Therefore, since the Company has made and collected loans, the amounts are properly recorded in the statement of cash flows under investing activities.

16. In response to the Staff's comment, please note that the Company entered an Improved Property Commercial Contract for the transaction. The Improved
     Property Commercial Contract contained the relevant provisions regarding the valuation and issuance of the shares. The Improved Property Commercial Contract was previously filed as Exhibit 10.1 to the Company's Form 8-K filed with the SEC on March 27, 2006. However, if the Staff requests that we provide an additional copy of this document, we will be happy to do so.

     We do not believe the put right of the outstanding shares represents a financial instrument which should be classified as a liability under paragraph 11 of FAS 150 based on Topic No. 98 paragraph 26. which states:

          At the March 17-18, 2004 meeting, the SEC Observer clarified the SEC staff's position relating to the interaction of Topic D-98 and Statement 150 for conditionally redeemable preferred shares. If a company issues preferred shares that are conditionally redeemable, for example, at the holder's option or upon the occurrence of an uncertain event not solely within the company's control, the shares are not within the scope of Statement 150 because there is no unconditional obligation to redeem the shares by transferring assets at a specified or determinable date or upon an event certain to occur. If the uncertain event occurs, the condition is resolved, or the event becomes certain to occur, then the shares become mandatorily redeemable under Statement 150 and would require reclassification to a liability.

     As  such  the  Company  has  applied guidance Topic No. D-98, which states:

          Rule 5-02.28 of Regulation S-X requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity. The SEC staff believes that all of the events that could trigger redemption should be evaluated separately and that the possibility that any triggering event that is not solely within the control of the issuer could occur-without regard to probability-would require the security to be classified outside of permanent equity.

          Rule 5-02.28 of Regulation S-X requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer. Although the rule specifically describes and discusses preferred securities, the SEC staff believes that Rule 5-02.28 of Regulation S-X also provides analogous guidance for other equity instruments including, for example, common stock and derivative instruments that are classified as equity pursuant to Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock."


                        Memorandum of Responses -Page 4

     Since the Seller's triggering event would be the exercising of the Seller's right to have the Company repurchase the shares at $5.00 per share, it is not solely within the control of the issuer. Also, since the SEC staff believes the Rule provides analogous guidance for other equity instruments, this will apply to the issuance of the restricted common stock.

     We also noted that the closing stock price of the Company on April 5, 2006 was $5.40 and has not fallen below $5.00 since then. If the stock price were to fall below $5.00, the Company would be obligated to record a liability between the $5.00 per share (Seller's right to have the Company repurchase its shares at this price) and the current market price.

     Based on this analysis, the Company should recognize the equity instrument outside of permanent equity in accordance with Rule 5-02.28 of Regulation S-X.

17. In response to the Staff's comment, the value of the shares issued to acquire real property in Houston, Texas should be valued at $5.40 per share, which is the approximate market price on the date of the acquisition of real property. The Company recorded the value of the asset by debiting the fixed asset account $1,300,000 and crediting equity of $800,000 and cash of $500,000. Therefore, the total value that should be allocated to real property additionally based on the market price of the stock would be $64,000, which would be a balance sheet adjustment to increase the related fixed asset account to $1,364,000 and temporary equity of $864,000 and cash of $500,000. The amount would not significantly impact the balance sheet of the quarterly report as the increase compared to total assets and equity would be less than 1%. The impact on the income statement as a result of the increase in the value of the building would be an increase in depreciation expense of approximately $340, which is not considered material to the overall financial statements. The Company will record the amount and properly disclose the transaction in its Form 10-KSB for the year ended September 30, 2006.


                        Memorandum of Responses -Page 5